PEMBINA PIPELINE CORPORATION
Annual Meeting of Shareholders
May 9, 2025

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held on May 9, 2025 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 20, 2025 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed
Anne-Marie N. Ainsworth	Approved	97.42% (346,053,335)	2.58% (9,147,028)
J. Scott Burrows	Approved	99.59% (353,751,053)	0.41% (1,449,311)
Cynthia Carroll	Approved	97.73% (347,143,476)	2.27% (8,056,888)
Alister Cowan	Approved	99.82% (354,553,317)	0.18% (647,046)
Ana Dutra	Approved	99.34% (352,858,060)	0.66% (2,342,303)
Maureen E. Howe	Approved	98.19% (348,774,032)	1.81% (6,426,331)
David M.B. LeGresley	Approved	94.64% (336,170,044)	5.36% (19,030,319)
Andy J. Mah	Approved	98.55% (350,033,353)	1.45% (5,167,010)
Leslie A. O'Donoghue	Approved	95.58% (339,517,640)	4.42% (15,682,723)
Bruce D. Rubin	Approved	98.31% (349,185,693)	1.69% (6,014,670)
Henry W. Sykes	Approved	97.95% (347,919,660)	2.05% (7,280,704)
2. The appointment of KPMG LLP, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors’ remuneration	Approved	89.36% (329,710,940)	10.64% (39,241,807)
3. The ordinary resolution to continue the Corporation's shareholder rights plan	Approved	93.69% (332,792,816)	6.31% (22,407,546)
4. The advisory vote on the Corporation’s approach to executive compensation	Approved	96.74% (343,606,218)	3.26% (11,594,140)